July 16, 2024

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
360 Kingsley Park Drive, Suite 250
Fort Mill, SC 29715

       Re: Alternus Clean Energy, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 1, 2024
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 1, 2024
           File No. 333-276630
Dear Vincent Browne:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed July 1, 2024 Risk Factors
The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 35

1. We note your response to prior comment three, including revised disclosure indicating that the number of shares that may be sold by the selling securityholders under the instant registration statement exceeds the number of shares of your total common stock constituting your public float, and represents approximately 495% of your public float and approximately 98% of your outstanding shares of common stock. We further note your added risk factor disclosing that, in connection with the 3i Note Transaction, you are obligated to register up to 35,334,165 shares of your common stock that may be issuable
 July 16, 2024
Page 2

       pursuant to the Convertible Note and the 3i Warrant in a Registration Statement on Form
       S-1 (File No. 333- 278994). Please revise your disclosure to clarify the cumulative effect that the number of shares that may be sold by the selling securityholders under both registration statements will have on the percentage of your public float and percentage of your outstanding shares of common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

2. Please revise your disclosure in this section to discuss risks to the Company with respect to the Forward Purchase Agreement. In this regard, we note your response to prior comment 10 regarding such risks on page 5 of your letter dated June 28, 2024.
Description of Our Securities
Warrants
Public Warrants, page 108

3. We note your response to prior comment 7 and reissue it in part. We note your disclosure that the Public Warrants are currently trading on the OTC Markets under the trading symbol: OTC: ACLEW. Where it appears the Public Warrants trade, specifically, on the
       OTC Pink Tier, please revise your disclosure accordingly.
      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 with any questions



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Ross David Carmel, Esq.